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                                                                  EXHIBIT (a)(1)

                              [ODD JOB STORES LOGO]

June  10, 2003

Dear Shareholder:

         I am pleased to inform you that Odd Job Stores, Inc. has entered into a tender agreement with Amazing Savings Holding LLC pursuant to which Amazing Savings has commenced a tender offer to purchase up to 96% of the Company's outstanding common shares at a purchase price of $3.00 per share. If the Offer is not completed by July 15, 2003, Amazing Savings has the right to reduce the Offer Price to $2.90 per share. The offer is conditioned upon, among other things, at least a specified minimum number of common shares outstanding being tendered and not withdrawn and the effectiveness of a written consent by certain shareholders of the Company opting out of the Ohio Control Share Acquisition Statute, all as discussed in more detail in the attached Schedule 14D-9.

         Your Board of Directors has determined that the terms of the offer are fair to and in the best interests of the Company's shareholders, and recommends that shareholders accept the offer and tender their shares pursuant to the offer.

         In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9. Included as an exhibit to the attached Schedule 14D-9 is the written opinion, dated May 27, 2003, of the Company's financial advisor, Morgan Joseph & Co., Inc., to the effect that, as of such date and based on and subject to the matters stated in such opinion, the per share cash consideration to be received in the tender offer by the holders of the Company's common shares is fair, from a financial point of view, to such holders. You should read the opinion carefully and in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Joseph in rendering its opinion.

         Enclosed are Amazing Savings' Offer To Purchase, dated June 10, 2003, and Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

                                            Very truly yours,

                                            /s/ STEVE FURNER